UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                            Hampshire Group, Limited
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                                (Name of Issuer)

                          Common Stock, $0.10 par value
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                         (Title of Class of Securities)

                                    408859106
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                                 (CUSIP Number)

                                Ludwig G. Kuttner
                             Post Office Box No. 359
                                 Keene, VA 22946
                                  (434)293-4277
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 27, 2008
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Paragraph 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

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CUSIP No. 408859106
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1     NAME OF REPORTING PERSONS

      Ludwig G. Kuttner
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |X|
      (SEE INSTRUCTIONS)                                                 (b) |_|

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3     SEC USE ONLY


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4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      PF OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
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               7     SOLE VOTING POWER

                     2,064,612**  shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            2,064,612**  shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,064,612**  shares
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_| (SEE INSTRUCTIONS)


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      26.27%
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14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

** Includes 44,746 shares purchased for the account of Mr. Kuttner under Hampshire Group, Limited's Common Stock Purchase Plan for Directors and Executives.

--------------------------------------------------------------------------------
CUSIP No. 408859106
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1     NAME OF REPORTING PERSONS

      Beatrice Ost-Kuttner
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |X|
      (SEE INSTRUCTIONS)                                                 (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     377,728 shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            377,728 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      377,728 shares
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_| (SEE INSTRUCTIONS)


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      4.81%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

Item 1.      Security and Issuer.

      Item 1 is hereby amended by adding the following:

      This Amendment No. 2 further amends the Schedule 13D filed by Ludwig G. Kuttner and Beatrice Ost-Kuttner (the "Reporting Persons") on January 10, 2003, as amended by Amendment No. 1 filed on October 22, 2003 (collectively, the "Original 13D" and, together with this Amendment, the "Statement"). The Statement relates to the Common Stock, par value $0.10 per share (the "Common Stock"), of Hampshire Group, Limited, a corporation organized under the laws of the state of Delaware (the "Company"), and is being filed pursuant to Rules 13d-1 and 13d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Capitalized terms used but not defined herein have the meaning assigned to them in the Original 13D.

Item 2.      Identity and Background.

      Items 2(b), (c) and (f) are hereby amended to read as follows:

      Mr. Kuttner is a U.S. citizen and his principal business address is Post Office Box No. 359, Keene, VA 22946.

      Mr. Kuttner currently serves as a Director of the Company and previously served as Chairman, Chief Executive Officer and President of the Company (but see Item 4 below). The Company's principal business address is 1924 Pearman Dairy Road, Anderson, SC 29625.

      Mrs. Ost-Kuttner is a U.S. citizen and her principal business is being a self-employed artist and author, and her principal business address is Post Office Box No. 359, Keene, Virginia 22946.

Item 3.      Source and Amount of Funds or Other Consideration.

      Item 3 of the Statement is hereby amended and supplemented as follows:

      On December 13, 2005, Mr. Kuttner sold 80,000 shares of Common Stock to the Company at a price of $24.49 per share.

      On December 29, 2006, Mr. Kuttner purchased 14,784 shares of Common Stock pursuant to the exercise of an option at a price of $4.3125 per share.

Item 4.      Purpose of the Transaction; Plans and Proposals

      Item 4 is hereby supplemented and amended as follows:

      Mr. Kuttner served as the Chairman of the Board of the Company from 1979 to 2006, and served as Chief Executive Officer and President of the Company from 1979 to 1992 and from 1994 to 2006 (but see below). Mr. Kuttner is also the largest stockholder of the Company and has been since the Company's initial public offering on June 18, 1992.

      On June 21, 2006, the Board of Directors purportedly placed several members of management (including Mr. Kuttner) and two employees of the Company on administrative leave pending an investigation by the Board's audit committee into certain matters. On September 25, 2006 the Company announced that it had terminated Mr. Kuttner's employment.

      As the largest stockholders of the Company, the Reporting Persons are concerned that recent actions taken by the Board are not in the best interest of the Company's stockholders. In this regard, the Reporting Persons intend to closely monitor the actions of the Board and, in accordance with their concern over the actions of the Board, would consider proposals by others with respect to a change in the composition of the Board of Directors of the Company. Mr. Kuttner would also consider his own resignation from the Board of Directors of the Company.

      In addition, the Reporting Persons are considering the sale of all or a portion of their shares in the Company to the Company in connection with or separate from negotiations to settle all disputes between the Company and Mr. Kuttner or to third parties, in transactions which may include the outright sale of all or a portion of such shares and/or the grants to third parties of options to purchase all or a portion of such shares with a grant of proxies in connection with some or all of the shares underlying any such options granted.

      Except as set forth above, the Reporting Persons have no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) a change in the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company;
(f) any other material change in the Company's business or corporate structure;
(g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.      Interest in Securities of the Issuer.

      Item 5(a) through (c) of the Statement is amended and restated in its entirety to read as follows:

      (a) As of June 27, 2008, Mr. Kuttner is the beneficial owner of 2,064,612 shares of Common Stock (including 44,746 shares purchased for the account of Mr. Kuttner under the Hampshire Group Limited Common Stock Purchase Plan for Directors and Executives). These shares of Common Stock represent approximately 26.27% of the Company's outstanding Common Stock, calculated in accordance with Rule 13d-3 of the Exchange Act. This percentage is based on a total of 7,859,505 shares of Common Stock outstanding as of April 30, 2008. Mr. Kuttner expressly disclaims beneficial ownership of the 377,728 shares of Common Stock held by Mrs. Ost-Kuttner and the 120,000 shares of Common Stock held by one of their sons. If the Reporting Persons were deemed to beneficially own all of the shares held by each of them and their sons, they would be deemed to own 2,562,340 shares of Common Stock of the Company (representing approximately 32.6% of the Company's outstanding Common Stock as of April 30, 2008 calculated in accordance with Rule 13d-3 of the Exchange Act).

      As of June 27, 2008, Mrs. Ost-Kuttner is the beneficial owner of 377,728 shares of Common Stock. These shares of Common Stock represent approximately 4.81% of the Company's outstanding Common Stock, calculated in accordance with Rule 13d-3 of the Exchange Act. This percentage is based on a total of 7,859,505 shares of Common Stock outstanding as of April 30,2008. Mrs. Ost-Kuttner expressly disclaims beneficial ownership of the 2,064,612 shares of Common Stock held by Mr. Kuttner and the 120,000 shares of Common Stock held by one of their sons.

      (b) Mr. Kuttner has the direct power to vote and direct the disposition of all of the shares held by him and may be deemed to have shared voting and dispositive power with respect to the shares held by Mrs. Ost-Kuttner.

      Mrs. Ost-Kuttner has the sole power to vote and direct the disposition of all of the 377,728 shares held by her.

      (c) No transactions in Common Stock were effected by any of the Reporting Persons during the past sixty days.

                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2008

                                        /s/ Ludwig G. Kuttner
                                        -------------------------------
                                        Ludwig G. Kuttner


                                        /s/ Beatrice Ost-Kuttner
                                        -------------------------------
                                        Beatrice Ost-Kuttner